SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            VICORP RESTAURANTS, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.05 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    925817108
        -----------------------------------------------------------------
                                 (CUSIP Number)


                                 Jeffrey A. Rex
                      Quaker Capital Management Corporation
                           401 Wood Street, Suite 1300
                         Pittsburgh, Pennsylvania 15222
                                 (412) 281-1948
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                January 27, 2000
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                             925817108

1)    NAME OF REPORTING PERSON

Quaker Capital Management Corporation
-------------------------------------

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                      -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 Not Applicable
                                                      --------------

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      of America
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                         336,568
                                                      ---------

      8)    SHARED VOTING POWER                       451,000
                                                      ---------

      9)    SOLE DISPOSITIVE POWER                    336,568
                                                      ---------

      10)   SHARED DISPOSITIVE POWER                  451,000
                                                      ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        787,568
                                                      ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES             [   ]

      The Reporting Person disclaims beneficial ownership of 787,568 shares owned by its clients and Quaker Capital Partners, I, L.P.

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              11.62%
                                                      ------

14)   TYPE OF REPORTING PERSON                        IA
                                                      --

CUSIP No.                                             925817108

1)    NAME OF REPORTING PERSON

Quaker Capital Partners I, L.P.
-------------------------------------

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                      -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 WC
                                                      --

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      of America
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                         336,568
                                                      ---------

      8)    SHARED VOTING POWER                       0
                                                      ---------

      9)    SOLE DISPOSITIVE POWER                    336,568
                                                      ---------

      10)   SHARED DISPOSITIVE POWER                  0
                                                      ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        336,568
                                                      ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES             [  ]



13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              4.96%
                                                      ------

14)   TYPE OF REPORTING PERSON                        PN
                                                      --

CUSIP No.                                             925817108

1)    NAME OF REPORTING PERSON

Quaker Premier, L.P.
-------------------------------------

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                      -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 Not Applicable
                                                      --------------

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      of America
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                         336,568
                                                      ---------

      8)    SHARED VOTING POWER                       0
                                                      ---------

      9)    SOLE DISPOSITIVE POWER                    336,568
                                                      ---------

      10)   SHARED DISPOSITIVE POWER                  0
                                                      ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        336,568
                                                      ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES             [   ]

      The Reporting Person disclaims beneficial ownership of 336,568 shares owned by Quaker Capital Partners, I, L.P.

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              4.96%
                                                      ------

14)   TYPE OF REPORTING PERSON                        PN
                                                      --

CUSIP No.                                             925817108

1)    NAME OF REPORTING PERSON

Mark G. Schoeppner
-------------------------------------

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                      -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 PF
                                                      --

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      of America
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                         356,351
                                                      ---------

      8)    SHARED VOTING POWER                       451,000
                                                      ---------

      9)    SOLE DISPOSITIVE POWER                    356,351
                                                      ---------

      10)   SHARED DISPOSITIVE POWER                  451,000
                                                      ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        807,351
                                                      ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES             [  ]

      The Reporting Person disclaims beneficial ownership of 787,568 shares owned by clients of Quaker Capital Management Corporation and Quaker Capital Partners, I, L.P.

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              11.91%
                                                      ------

14)   TYPE OF REPORTING PERSON                        IN
                                                      --

CUSIP No.                                             925817108

1)    NAME OF REPORTING PERSON

Jeffrey A. Rex
-------------------------------------

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                      -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 PF
                                                      --

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      of America
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                         3,900
                                                      ---------

      8)    SHARED VOTING POWER                       0
                                                      ---------

      9)    SOLE DISPOSITIVE POWER                    3,900
                                                      ---------

      10)   SHARED DISPOSITIVE POWER                  0
                                                      ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        3,900
                                                      ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES             [   ]



13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              .06%
                                                      ------

14)   TYPE OF REPORTING PERSON                        IN
                                                      --

CUSIP No.                                             925817108

1)    NAME OF REPORTING PERSON

Matthew J. Teplitz
-------------------------------------

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                      -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 PF
                                                      --

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      of America
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                         2,000
                                                      ---------

      8)    SHARED VOTING POWER                       0
                                                      ---------

      9)    SOLE DISPOSITIVE POWER                    2,000
                                                      ---------

      10)   SHARED DISPOSITIVE POWER                  0
                                                      ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        2,000
                                                      ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES             [   ]



13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              .03%
                                                      ------

14)   TYPE OF REPORTING PERSON                        IN

                                                      --

CUSIP No.                                             925817108

1)    NAME OF REPORTING PERSON

David R. Fallgren
-------------------------------------

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                      -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 PF
                                                      --

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                                      of America
                                                      -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                         100
                                                      ---------

      8)    SHARED VOTING POWER                       0
                                                      ---------

      9)    SOLE DISPOSITIVE POWER                    100
                                                      ---------

      10)   SHARED DISPOSITIVE POWER                  0
                                                      ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                        100
                                                      ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES             [   ]



13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                              .001%
                                                      ------

14)   TYPE OF REPORTING PERSON                        IN
                                                      --

Item 1.  Security and Issuer.
-----------------------------

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.05 per share ("Vicorp Common Stock"), of Vicorp Restaurants, Inc., a Colorado corporation (the "Company"). The Company's principal executive offices are located at 400 West 48th Avenue, Denver, Colorado 80216.


Item 2.  Identity and Background.
---------------------------------

           This Statement is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("QCMC") as direct and indirect beneficial owner of Vicorp Common Stock, (ii) by Quaker Capital Partners I, L.P., a Delaware limited partnership ("QCP1") as direct and indirect beneficial owner of Vicorp Common Stock, (iii) Quaker Premier, L.P., a Delaware limited partnership ("Premier") as indirect beneficial owner of Vicorp Common Stock, (iv) Mark G. Schoeppner as direct and indirect beneficial owner of Vicorp Common Stock, and (v) Jeffrey A. Rex, Matthew J. Teplitz and David R. Fallgren as direct beneficial owners of Vicorp Common Stock (collectively, the "Reporting Persons").

           QCMC's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. QCMC is engaged in the business of providing investment management services. QCMC is the general partner of Premier. Premier's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Premier's principal business activity is serving as the general partner of QCP1. QCP1 is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mark G. Schoeppner is QCMC's President and sole executive officer and director. Mr. Schoeppner's current business address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mr. Schoeppner is a United States citizen. Mr. Rex, Mr. Teplitz and Mr. Fallgren are employees of QCMC, their current business address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222 and they are each United States citizens.

           By virtue of the relationships described above (a) QCMC may be deemed to possess direct or indirect beneficial ownership of the Vicorp Common Stock held by or deemed to be held by QCP1 and QCMC's investment advisory clients, (b) Premier may be deemed to possess indirect beneficial ownership of the Vicorp Common Stock held by or deemed to be held by QCP1 and (c) Mr. Schoeppner may be deemed to possess indirect beneficial ownership of the Vicorp Common Stock held by or deemed to be held by QCP1 and QCMC.

            During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

            On January 3, 2000 the Reporting Persons purchased an aggregate of 5,300 shares of Vicorp Common Stock for approximately $85,462.50 (excluding commissions). On January 4, 2000 the Reporting Persons purchased an aggregate of 7,300 shares of Vicorp Common Stock for approximately $115,512.00 (excluding commissions). On January 11, 2000 the Reporting Persons purchased an aggregate of 100 shares of Vicorp Common Stock for approximately $1,575.00 (excluding commissions). The Reporting Persons purchased all such shares of Vicorp Common Stock with cash from its working capital and no funds were borrowed for such purpose. The Reporting Persons filed an initial Schedule 13G with the Securities and Exchange Commission ("SEC") on February 11, 1997 reporting their holdings of Vicorp Common Stock. The Reporting Persons filed amendments to this Schedule 13G on February 12, 1998, February 14, 1999 and January 10, 2000.

Item 4.  Purpose of Transaction.
--------------------------------

            All 813,351 of the shares (the "Shares") of Vicorp Common Stock owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes. The Reporting Persons are regularly engaged in providing various investment management services and investing in equity securities that they deem to be undervalued. In the ordinary course of their activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of engaging in these activities the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies and restructuring the company's capitalization or dividend policy.

            Based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of Vicorp Common Stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons may from time to time purchase additional shares of Vicorp Common Stock or dispose of all or a portion of the Shares. The Reporting Persons may also seek to influence management and the Board of Directors of the Company including by means of seeking to change the composition of the Company's Board of Directors, in an effort to enhance shareholder value. The Reporting Persons are converting from a Schedule 13G filing to a Schedule 13D filing to, among other things, enable the Reporting Persons to become more proactive in the enhancement of shareholder value.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

            QCMC may be deemed to be the beneficial owner of 451,000 shares of Vicorp Common Stock which are owned by various of its investment advisory clients in accounts over which QCMC has shared voting and dispositive power. By virtue of being the general partner of Premier which is the general partner of QCP1, QCMC may also be deemed to be the beneficial owner of 336,568 shares of Vicorp Common Stock owned by QCP1. As a result of being the general partner of QCP1, Premier may be deemed to be the beneficial owner of 336,568 shares of Vicorp Common Stock owned by QCP1. Mr. Schoeppner may be deemed to own all shares of Vicorp Common Stock that QCMC is deemed to own. The filing of this Statement shall not be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owners of these securities. Nor shall this Statement be construed as an admission that the Reporting Persons constitute a group. Additionally, Mr. Schoeppner individually owns 19,783 shares of Vicorp Common Stock over which he has sole voting and dispositive power. Mr. Rex, Mr. Teplitz and Mr. Fallgren own 3,900, 2,000, and 100 shares of Vicorp Common Stock respectively over which they have sole voting and dispositive power.

            Accordingly, QCMC may be deemed to beneficially own an aggregate of 787,568 shares of Vicorp Common Stock which represents approximately 11.62% of the outstanding shares of Vicorp Common Stock (based upon the 6,777,443 shares of Vicorp Common Stock outstanding on January 20, 2000 as reported in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 filed with the SEC on January 21, 2000). Premier may be deemed to beneficially own an aggregate of 336,358 shares of Vicorp Common Stock which represents approximately 4.96% of the outstanding shares of Vicorp Common Stock. QCP1 may be deemed to beneficially own an aggregate of 336,358 shares of Vicorp Common Stock which represents approximately 4.96% of the outstanding shares of Vicorp Common Stock and over which QCP1 has sole voting and dispositive power. Mr. Schoeppner may be deemed to beneficially own an aggregate of 807,351 shares of Vicorp Common Stock which represents approximately 11.91% of the outstanding shares of Vicorp Common Stock.

            The table below sets forth all of the purchases and sales of Vicorp Common Stock by the Reporting Persons during the last 60 days.

                                         Number of
                   Number of             Shares            Approximate
Date               Shares Purchased      Tendered          Price per share

12/30/99                                  43,549                $19.00
1/3/00                   5,300                                 $16.125
1/4/00                   7,300                                $15.5625 -
                                                               $16.125
1/11/00                    100                                  $15.75

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------------

            None of the  Reporting  Persons  have any  contracts,  arrangements, understandings or relationships (legal or otherwise) with respect to any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

            None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 4, 2000                    QUAKER CAPITAL MANAGEMENT CORPORATION

                                    /s/ Mark G. Schoeppner
                                    -------------------------------------
                                    Mark G. Schoeppner, President


                                    QUAKER CAPITAL PARTNERS I, L.P.

                                    By:   Quaker Premier, L.P., its
                                          general partner

                                          By:  Quaker Capital Management
                                               Corporation, its general
                                               partner


                                          By:  /s/ Mark G. Schoeppner
                                               --------------------------
                                               Mark G. Schoeppner
                                               President


                                    QUAKER PREMIER, L.P.

                                    By:   Quaker Capital Management
                                          Corporation, its general
                                          partner


                                          By:   /s/ Mark G. Schoeppner
                                                -------------------------
                                                Mark G. Schoeppner
                                                President


                                    /s/ Mark G. Schoeppner
                                    ----------------------------
                                    Mark G. Schoeppner


                                    /s/ Jeffrey A. Rex
                                    ----------------------------
                                    Jeffrey A. Rex


                                    /s/ Matthew J. Teplitz
                                    ----------------------------
                                    Matthew J. Teplitz


                                    /s/ David R. Fallgren
                                    ----------------------------
                                    David R. Fallgren